UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Crawford & Company
(Name of Issuer)
Class B Common Stock, $1.00 Par Value
(Title of Class of Securities)
224633107
(CUSIP Number)
Liverpool II, LLC
(successor to Liverpool, LLC,
f/k/a Crawford Management Company, LLC)
c/o Mr. Dameron Black, III, SunTrust Banks, Inc.
25 Park Place NE
2nd Floor Tower
Atlanta, GA 30303
 (404) 588-7927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 24, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224633107	Page 2 of 13

(1)	Name of Reporting Person Liverpool II, LLC
(2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☑
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization State of Georgia
Number of shares beneficially owned by reporting person with:
(7) Sole Voting Power 10,466,931
(8) Shared Voting Power 0
(9) Sole Dispositive Power 10,466,931
(10) Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Reporting Person 10,466,931
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented by Amount in Row (11) 42.39%*
(14)	Type of Reporting Person OO

*	Assumes a total of 24,690,172 shares of Class B Common Stock outstanding.

CUSIP No. 224633107	Page 3 of 13

(1)	Name of Reporting Person Crawford Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☑
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization State of Georgia
Number of shares beneficially owned by reporting person with:
(7) Sole Voting Power 10,466,931
(8) Shared Voting Power 0
(9) Sole Dispositive Power 10,466,931
(10) Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Reporting Person 10,466,931
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented by Amount in Row (11) 42.39%*
(14)	Type of Reporting Person PN

*	Assumes a total of 24,690,172 shares of Class B Common Stock outstanding.

CUSIP No. 224633107	Page 4 of 13

(1)	Name of Reporting Person Jesse C. Crawford
(2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☑
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization United States
Number of shares beneficially owned by reporting person with:
(7) Sole Voting Power 12,451,969
(8) Shared Voting Power 384,912
(9) Sole Dispositive Power 12,402,731
(10) Shared Dispositive Power 434,150
(11)	Aggregate Amount Beneficially Owned by Reporting Person 12,836,881
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented by Amount in Row (11) 51.99%*
(14)	Type of Reporting Person IN

*	Assumes a total of 24,690,172 shares of Class B Common Stock outstanding.

CUSIP No. 224633107	Page 5 of 13

EXPLANATORY NOTE

This Amendment No. 6 is being filed by Liverpool II, LLC (“Liverpool”), Crawford Partners, L.P. (“Crawford Partners”) and Jesse C. Crawford (“Mr. Crawford,” and, together with Liverpool and Crawford Partners, collectively, the “Reporting Persons”).  This Amendment No. 6 supersedes and replaces all previous filings on Schedule 13D by the Reporting Persons with respect to the securities of Crawford & Company.

Item 1. Security and Issuer.

This statement relates to the Class B Common Stock (the “Voting Shares”), $1.00 par value per share, of Crawford & Company, whose principal executive offices are located at 1001 Summit Boulevard, Atlanta, Georgia 30319.

Item 2. Identity and Background.

This statement is filed by each of Liverpool II, LLC, Crawford Partners, L.P., and Jesse C. Crawford:

•
Liverpool II, LLC is organized in the State of Georgia.  Its principal business is serving as general partner of Crawford Partners, L.P.  Its principal office is located at 25 Park Place NE, Second Floor Tower, Atlanta, Georgia 30303.

•
Crawford Partners, L.P. is organized in the State of Georgia.  Its principal business is investment in the Voting Shares for purposes of consolidating the Reporting Persons’ ownership of the Voting Shares of Crawford & Company.  Its principal office is located at 25 Park Place NE, Second Floor Tower, Atlanta, Georgia 30303.

•
Mr. Crawford is a citizen of the United States.  His principal occupation is serving as President and Chief Executive Officer of Crawford Media Services, Inc., a provider of post production services.  The address of Crawford Media Services, Inc. is 6 West Druid Hills Drive, N.E., Atlanta, Georgia  30329.

None of the entities and persons named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the entities and persons named in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation on the part of any of them with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The securities which are the subject of this report were acquired by the following methods:

(a)	As of the date of this Statement on Schedule 13D, Crawford Partners, L.P. held 10,466,931 Voting Shares, which were acquired as follows:

CUSIP No. 224633107	Page 6 of 13

•
On December 2, 1996, effective November 20, 1996, 9,093,522 Voting Shares were initially contributed to Crawford Partners, L.P. and 48,000 Voting Shares were initially contributed to Crawford Management Company.  In exchange, Mr. Crawford and various family trusts affiliated with Mr. Crawford received limited and general partnership interests in Crawford Partners, L.P. and membership interests in Crawford Management Company, LLC (subsequently renamed Liverpool, LLC and merged into Liverpool II, LLC).

•	On March 25, 1997, Crawford & Company effected a three-for-two stock split, increasing the holdings of Crawford Partners, L.P. to 13,640,283 Voting Shares.

•
On February 13, 1999, Crawford Partners, L.P. distributed 11,225,647 Voting Shares to its partners, including Liverpool (formerly Crawford Management Company) and Jesse C. Crawford.  Liverpool distributed the shares it received to Mr. Crawford and the other member.  Following these transactions, Crawford Partners L.P. (and through Crawford Partners, Liverpool) beneficially owned 2,414,636 Voting Shares.

•
On June 2, 2005, the Estate of Virginia C. Crawford transferred 8,052,295 Voting Shares to Crawford Partners, in exchange for 8,192,091 shares of Class A common stock in Crawford & Company ("Nonvoting Shares").

(b)	As of the date of this Statement on Schedule 13D, Mr. Crawford beneficially owned a total of 12,836,881 Voting Shares, which were acquired as follows:

•
10,466,931 of the Voting Shares beneficially owned by Mr. Crawford are held by Crawford Partners, L.P., which acquired the shares as described in paragraph (a) above.  Certain of the Voting Shares currently held by Crawford Partners, L.P. were previously beneficially owned by Mr. Crawford in his capacity as co-executor of the Estate of Virginia C. Crawford, prior to their transfer to Crawford Partners, L.P. by the estate.  The Estate of Virginia C. Crawford acquired 8,437,207 Voting Shares upon the death of Mrs. Crawford.  On June 11, 2001, 384,912 of these Voting Shares were transferred to the Crawford Family Trust, of which Mr. Crawford is Co-Trustee.  On June 2, 2005, the remaining 8,052,295 Voting Shares were transferred to Crawford Partners as described in paragraph (a) above.

•
384,912 of the Voting Shares beneficially owned by Mr. Crawford are held by the Crawford Family Trust, of which Mr. Crawford is Co-Trustee.  These shares were transferred to the trust on June 11, 2001 from the Estate of Mrs. Crawford in a transaction designed to provide the estate with funds with which to pay certain estate taxes.

•
1,935,800 of the Voting Shares beneficially owned by Mr. Crawford are held directly by Mr. Crawford.  1,882,100 of these shares were acquired in distributions from Crawford Partners and Liverpool which took place on February 13, 1999 and are more particularly described in paragraph (a) above.  Additionally, 42,952 of these shares were acquired in open market purchases between August 24, 2010, and September 15, 2010, and 1,000 of these shares were acquired in an open market purchase on August 22, 2011.

CUSIP No. 224633107	Page 7 of 13

•
49,238 of the Voting Shares beneficially owned by Mr. Crawford are held in a certain trust dated 12/27/89 (the “Gallo Trust”), under which Mr. Crawford has the power to veto dispositions of the shares and to vote the shares.  These shares were transferred to the Gallo Trust in the distributions from Crawford Partners and Liverpool which took place on February 13, 1999 and are more particularly described in paragraph (a) above.

Item 4. Purpose of Transaction.

The Reporting Persons generally hold the Voting Shares reported herein for investment purposes.  The organization of, and contribution of Voting Shares to, Crawford Partners was for the purpose of consolidating the Crawford family’s ownership of the Voting Shares of Crawford & Company.  The February 1999 distributions by Crawford Partners and Liverpool described in Item 3(a) above were carried out for estate and tax planning purposes.  The 2001 purchase of shares by the Crawford Family Trust from the Estate of Virginia Crawford was for the purpose of providing funds with which to pay certain estate taxes.  The 2005 exchange of shares between Crawford Partners and the Estate of Virginia Crawford was to consolidate the family’s Voting Shares.

For general investment purposes and tax and estate planning purposes, Mr. Crawford may from time to time consider purchasing or selling an indeterminate number of Voting Shares or Nonvoting Shares in the future, upon such terms as may be agreeable to him, depending on pricing, availability and market conditions, and such transactions may be made on the open market or through private transactions.  The August 2010, September 2010 and August 2011 purchases described in Item 3(b) above were made for general investment purposes.  In his capacity as a member of the Board of Directors of Crawford & Company, from time to time, Mr. Crawford recommends individuals to the Nominating/Corporate Governance/Compensation Committee for consideration as nominees to the Crawford & Company Board of Directors, and if applicable, any accompanying expansion of the board.

On December 24, 2012, Mr. Crawford sold 300,000 Nonvoting Shares directly to Crawford & Company for $1,485,000 in a negotiated transaction approved by Crawford & Company’s Board of Directors.  Mr. Crawford entered into the transaction for tax and estate planning purposes.  The purchase was made by Crawford & Company pursuant to its previously disclosed and ongoing share repurchase program.

None of the Reporting Persons has any other plans or proposals beyond what is described above which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

CUSIP No. 224633107	Page 8 of 13

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons have not undertaken to disclose plans and proposals of Crawford & Company of which Mr. Crawford may become aware from time to time due to his position as a director of Crawford & Company.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of Voting Shares (based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer) beneficially owned by each person named in Item 2 is as follows:

Liverpool II, LLC	10,466,931 (42.39%)
Crawford Partners, L.P.	10,466,931 (42.39%)
Jesse C. Crawford	12,836,881 (51.99%)

Set forth below is the aggregate number and percentage of Voting Shares directly held by other limited partners of Crawford Partners, who may be deemed to comprise a group with the persons named in Item 2:

Gallo Trust*	49,238 (.2%)
Crawford Family Trust*	384,912 (1.6%)
Trust U/A James H. Crawford dated 10/14/60	941,853 (3.8%)

* Shares held directly by the Gallo Trust and the Crawford Family Trust have also been included in Mr. Crawford’s beneficial ownership.

(b) Voting and dispositive power with respect to the Voting Shares reported on this statement are held as follows:

CUSIP No. 224633107	Page 9 of 13

•	Mr. Crawford has the sole power to vote 12,451,969 Voting Shares, including:

(i) 10,466,931 Voting Shares held by Crawford Partners, L.P.  The sole general partner of Crawford Partners, L.P. is Liverpool II; Mr. Crawford owns 100% of the membership units in Liverpool II and is its Chief Executive Officer.

(ii) 1,935,800 Voting Shares held directly by him; and

(iii) 49,238 Voting Shares held by the Gallo Trust.

•	Mr. Crawford has sole power to dispose of 12,402,731 Voting Shares, including:

(i) 10,466,931 Voting Shares held by Crawford Partners, L.P.  The sole general partner of Crawford Partners, L.P. is Liverpool II; Mr. Crawford owns 100% of the membership units in Liverpool II and is its Chief Executive Officer.

(ii) 1,935,800 Voting Shares held directly by him.

•	Mr. Crawford shares power to vote 384,912 Voting Shares held by the Crawford Family Trust with SunTrust Banks, Inc., with whom he serves as Co-Trustee.

•	Mr. Crawford shares power with SunTrust Banks, Inc., as Trustee, to dispose of 434,150 Voting Shares, consisting of:

o	384,912 Voting Shares held by the Crawford Family Trust; and

o	49,238 Voting Shares held by the Gallo Trust.

•
Crawford Partners, L.P. has the sole power to vote and dispose of the 10,466,931 Voting Shares held by it.  This power is exercised through its general partner, Liverpool II.  Mr. Crawford holds 100% of the membership units in Liverpool II and is its Chief Executive Officer.

•
Liverpool II, LLC holds sole power to vote and dispose of the 10,466,931 Voting Shares held by Crawford Partners, L.P.  Mr. Crawford holds 100% of the membership units in Liverpool II and is its Chief Executive Officer.

•	SunTrust Banks, Inc. is a Georgia corporation. Its principal place of business is located at 303 Peachtree Street, Suite 1500, Atlanta, Georgia 30308.

Based upon the most recent statement on Schedule 13G filed by SunTrust Banks, Inc. with respect to securities of Crawford & Company, SunTrust Banks, Inc. had sole power to vote 1,121,788 Voting Shares, sole power to dispose of 1,171,026 and shared power to dispose of 384,912 Voting Shares as of December 31, 2011.

CUSIP No. 224633107	Page 10 of 13

To the knowledge of the Reporting Persons, based upon the most recent statement on Schedule 13D filed by SunTrust Banks, Inc., SunTrust Banks has not, in the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

 (c) There have been no transactions in the Voting Shares during the past sixty days by the persons named in paragraph (a) above.

 (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

 (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 24, 2012, Mr. Crawford and Crawford & Company entered into a Stock Purchase and Sale Agreement whereby Mr. Crawford sold 300,000 Nonvoting Shares directly to Crawford & Company for $1,485,000 in a negotiated transaction approved by Crawford & Company’s Board of Directors.  Mr. Crawford entered into the transaction for tax and estate planning purposes.  The purchase was made by Crawford & Company pursuant to its previously disclosed and ongoing share repurchase program.

Apart from what has been disclosed elsewhere in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among any of Liverpool II, Crawford Partners and Mr. Crawford (nor between any of them and any other person) with respect to any securities of Crawford & Company, except that a portion of the Nonvoting Shares beneficially owned by Mr. Crawford is held through a number of entities, including Crawford Partners, to wit:

o	53,691 Nonvoting Shares held in the Gallo Trust;

o	379,921 Nonvoting Shares held by Crawford Partners;

o	1,602,876 Nonvoting Shares held in the trust U/A James H. Crawford dated 10/14/60;

o	3,892,091 Nonvoting Shares held in the Estate of Virginia C. Crawford;

o	4,000,000 held by Rex Holdings, LLC; and

o	2,245,690 Nonvoting Shares held in three Grantor Retained Annuity Trusts and one irrevocable trust over which his spouse has sole dispositive power.

Mr. Crawford also holds Nonvoting Shares in custodial and personal brokerage accounts, and currently holds options to purchase an additional 24,000 Nonvoting Shares, all of which are currently exercisable.

Item 7. Material to be Filed as Exhibits.

CUSIP No. 224633107	Page 11 of 13

There are no written agreements, contracts, arrangements, understandings, plans or proposals relating to the borrowing of funds to finance the acquisition of Voting Shares by the Reporting Persons, or to the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure, or any of the types of plans and proposals listed above under Item 4.  All written agreements, contracts, arrangements, understandings, plans or proposals related to the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6 are listed below and filed as exhibits to this Statement on Schedule 13D.

Exhibit Number	Description
A	Restated Partnership Agreement of Crawford Partners, L.P. (incorporated by reference to Exhibit A to Amendment No. 5 of this Schedule 13D filed on August 27, 2010).
B	Crawford & Company 1997 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Annual Report of Crawford & Co. on Form 10-K for the year ended December 31, 2005).
C
Crawford & Company 2007 Non-Employee Director Stock Option Plan (incorporated by reference to Appendix A of the Proxy Statement for the Annual Meeting of Shareholders of Crawford & Company held on May 3, 2007).

D	Crawford & Company Non-Employee Director Stock Plan (incorporated by reference to Appendix C of the Registrant’s Proxy Statement for the Annual Meeting of Shareholders held on May 5, 2009).
E	Joint Filing Agreement

CUSIP No. 224633107	Page 12 of 13

Signature.  After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

Date: December 27, 2012	/s/ Jesse C. Crawford
JESSE C. CRAWFORD

LIVERPOOL II, LLC

Date: December 27, 2012	By:	/s/ Jesse C. Crawford
	Name:	Jesse C. Crawford
	Title:	Chief Executive Officer

CRAWFORD PARTNERS, L.P.

Date: December 27, 2012	By:	/s/ Jesse C. Crawford
	Name:	Liverpool II, LLC
	Title:	General Partner
	By:	Jesse C. Crawford, Chief Executive Officer

CUSIP No. 224633107	Page 13 of 13

EXHIBIT INDEX

Exhibit Number	Description
A	Restated Partnership Agreement of Crawford Partners, L.P. (incorporated by reference to Exhibit A to Amendment No. 5 of this Schedule 13D filed on August 27, 2010).
B	Crawford & Company 1997 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Annual Report of Crawford & Co. on Form 10-K for the year ended December 31, 2005).
C
Crawford & Company 2007 Non-Employee Director Stock Option Plan (incorporated by reference to Appendix A of the Proxy Statement for the Annual Meeting of Shareholders of Crawford & Company held on May 3, 2007).

D	Crawford & Company Non-Employee Director Stock Plan (incorporated by reference to Appendix C of the Registrant’s Proxy Statement for the Annual Meeting of Shareholders held on May 5, 2009).
E	Joint Filing Agreement

EXHIBIT E

Joint Filing Agreement

         THIS AGREEMENT is entered into between Crawford Partners, L.P.("Crawford Partners"), a Georgia limited partnership, Liverpool II, LLC ("Liverpool"), a Georgia limited liability company, and Jesse C. Crawford. Pursuant to paragraph (k) of Rule 13d-1 promulgated under Section 13(d) of the Securities Exchange Act of 1934 (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing.  The undersigned hereby agree as follows:

         1.       The Schedule 13D/A with respect to Crawford & Company, to which this document is attached, is filed on behalf of each of the undersigned.

         2.       Each of the undersigned is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing.

         IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date set forth below.

Date: December 27, 2012	/s/ Jesse C. Crawford
JESSE C. CRAWFORD

LIVERPOOL II, LLC

Date: December 27, 2012	By:	/s/ Jesse C. Crawford
	Name:	Jesse C. Crawford
	Title:	Chief Executive Officer

CRAWFORD PARTNERS, L.P.

Date: December 27, 2012	By:	/s/ Jesse C. Crawford
	Name:	Liverpool II, LLC
	Title:	General Partner
	By:	Jesse C. Crawford, Chief Executive Officer